

Mail Stop 3561

February 9, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Peter M. Folger
Chief Financial Officer
Courier Corporation
15 Wellman Avenue
North Chelmsford, MA 01863

> **Re:** **Courier Corporation**
> **Form 10-K for the year ended September 27, 2008**
> **File No. 000-07597**

Dear Mr. Folger:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief